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# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

## FORM 6-K

## REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2005
Commission File Number: 000-49605

**Commander Resources Ltd.**
**(Formerly Major General Resources Ltd.)**
(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8
(Address of principal executive offices)

1. Annual Report
2. CEO and CFO Certifications

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
**Form 20-F...XXX**...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



ANNUAL REPORT 2004



## INDEX

 

Dear Shareholder:

The past year has been one of new discovery, new opportunity and new energy for your Company highlighted by:

- ✓ Successfully drilling high grade gold and discovering a new gold district on Baffin Island;

- ✓ Entering into a partnership agreement with Alto Ventures to advance our Despinassy gold project in Quebec;

- ✓ Gaining a 100% ownership of our B.C. copper-gold-molybdenum properties and adding key copper-gold and molybdenum targets in the area through low-cost map staking;

- ✓ Acquiring at a low cost, new high quality uranium properties in Newfoundland exposing our shareholders to a potential long-term bull market in the metal.

The primary focus of your Company's activities and exploration expenditures in 2004 was the Baffin Island gold project in Nunavut which, in your Management's opinion, was successful in discovering a significant new gold district. The first ever drilling on the entire property intersected a number of high grade gold intervals at depths of less than 50 metres from surface. The two prospects drilled, Malrok and Ridge Lake, remain open along-strike and down-dip and there is potential for thickened portions of the host iron formation and higher grade gold intervals. At Ridge Lake, the prospect area was extended to a 3.5 kilometre strike length with several areas of high grade gold values identified including a thickened exposure of iron formation at the eastern end of the belt. The discovery of additional high grade gold prospects including Qim 5 and Durette further demonstrate the significance of this opportunity.

We are very encouraged by the number of high grade gold results recovered in a relatively short period of time and the potential we see for one or more high grade gold deposits along the 140 kilometre trend. In addition to the high gold grades, the property is close to tidewater, there is an abundance of water available for year-round development and mining, and we have access to two long airstrips. The type of gold system discovered is the "Iron Formation" variety, similar to the Homestake deposit in South Dakota and the Lupin deposit in the Northwest Territories. Deposits of this type can be very large and very high grade.

2005 will be a very busy year for Commander. Advancing and adding value to the Baffin project remains our highest priority. A staged program of comprehensive mapping and sampling, detailed ground geophysics and diamond drilling will be completed in 2005. Ridge Lake will be the initial priority target for drill testing. Other high-grade prospects will be mapped, sampled and prospected in detail in order to prioritize them for drill testing.

In addition to Baffin, we have six other drill-ready properties, at least four of which will be drilled in 2005. The diversified portfolio will allow us to explore year-round and increase our potential for making new discoveries.

At the Big Hill gold project in Newfoundland, we are very encouraged by the opportunity of discovering a gold deposit that is located close to a processing facility. The drill program, originally planned for late 2004 will be completed in the spring of 2005.

Drilling commenced on the Despinassy gold project in Quebec in January with good early results. We anticipate continued activity by our partner Alto Ventures Inc. through to the beginning of April.

The recent acquisition of uranium properties in Newfoundland represents a strategic opportunity to expose our shareholders to a very active and growing commodity sector. The presence of locally high grade uranium mineralization in outcrop and boulders provides your Company with the potential opportunity to find a near-surface high value resource.

We are seeking quality leveraged partnerships to advance and fund programs on our Labrador nickel, Yukon copper-gold and B.C. copper-gold-molybdenum properties. Although Falconbridge discontinued its option on the Labrador nickel properties early in 2004, they added significant value through geophysical survey work and limited diamond drilling. Several high priority geophysical targets identified from this work remain untested and represent an attractive package for a new partner.

The consolidation of ownership in the Company's properties in B.C. and the acquisition of new claims on specific targets in the area were timed well with respect to the increased level of interest and exploration activity in the area. With a package of high quality projects in a productive mineral belt, we see an excellent opportunity to bring in an experienced partner to advance these projects.

With successful leveraging, we will expose our shareholders to several opportunities for success and increase our ability to seek out more advanced situations within and outside of Canada.

Your Company's equity holding in Diamonds North Resources Ltd. is a valuable asset. While we consider the equity a long term investment, the asset is also a source of working capital and may be considered as such if deemed to be a better source of financing than raising money through issue of share capital in Commander.

A significant effort was made in 2004 to introduce myself, as your new President, the Company, and its assets to the Toronto investment community and to key institutional groups in North America. The response to your Company's projects, strategic direction and growth opportunity in these markets was overwhelmingly positive and we have successfully increased the distribution and coverage of your Company in these market areas. We will continue to work hard in 2005 on expanding our exposure in North America and opening up new markets in Europe for the Company to expand its shareholder base, liquidity and support.

With our diversified portfolio of high quality projects, the exciting Baffin gold project as our flagship property, our aggressive management and technical team, and increased market exposure, we anticipate an exciting, productive and successful year ahead.

On behalf of the Board of Directors and our team here at Commander, I sincerely thank you, our loyal shareholders, for your continued support.

*"Kenneth E. Leigh"*

Kenneth E. Leigh
President & CEO
April 1, 2005



## Description of Business

Commander Resources Ltd. ("the Company") is an exploration stage company engaged in the acquisition and exploration of prospective gold, nickel and base metal properties primarily in Canada. The Company is currently focusing its exploration activities on Baffin Island, Nunavut and to a lesser extent on properties in Labrador, Newfoundland, and British Columbia. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2004.

## Forward-Looking Information and Report Date

This Management Discussion and Analysis ("MD&A") may contain forward-looking statements that involve risks and uncertainties. When used in this MD&A, the words "anticipate", "believe", "estimates", "expects" and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these statements which describe the Company's proposed plans, objectives, and budgets may differ materially from actual results. Such forward-looking statements in this MD&A are only made as of April 1st, 2005 (the "Report Date").

## Highlights for the Year Ended December 31, 2004

- On January 22nd, the Company reported the hiring of Kenneth Leigh as the new President, and later, Mr. Leigh was appointed CEO on April 14th.

- On February 17th, the Company reported the acquisition of four exploration permits totalling 157,000 acres on Baffin Island.

- On April 16th, Donner Minerals Ltd. notified the Company that Falconbridge Limited had terminated its option on the South Voiseys Bay Joint Venture in which the Company retains a 48% interest.

- On April 26th, the Company entered into an agreement with Alto Ventures Ltd. to waive a Right of First Refusal to purchase Cameco Corporation's 70% interest in the Despinassy Gold Property, Quebec. In return, Alto Ventures issued 100,000 common shares to the Company and agreed to carry the Company's 30% interest in the Property up to $500,000 ($150,000 of CMD's share).

- On July 30th, the Company elected to retain the Big Hill, Newfoundland option agreement and issued 40,000 common shares to Black Bart Prospecting. Drill targets have been identified through ground work and an Induced Polarization ("IP") geophysical survey. A drill program is planned for the spring of 2005.


- On August 6[th], the Company completed a non-brokered flow-through private placement for gross proceeds of $1,200,000 to fund ongoing exploration work on Baffin Island.

- On September 7[th], Catherine DiVito joined the Company as Manager of Corporate Communications.

- On September 27[th], Brian Abraham agreed to join the Company's Board of Directors.

- On October 12[th], the Company entered into a Purchase and Royalty Agreement with John Robins, whereby John Robins agreed to sell to the Company his 50% interest in the ABE and PAL porphyry copper-gold mineral properties, south of the Kemess Cu-Au Mine within the Omineca Mining District, British Columbia, providing the Company with a 100% interest.

- On December 9[th], the Company reported an agreement with Diamonds North Resources Ltd. and BHP Billiton Diamonds Inc. whereby the Company was granted 100% of all the gold rights on 34 Prospecting Permits covering more than two million acres within the Diamonds North - BHP Billiton Amaruk Joint Venture, in Nunavut. In addition, the Company was granted a 0.25% Gross Overriding Royalty on diamond production within this two million acre area.

- On December 14[th], the Company completed a private placement for gross proceeds of $1,315,249 to fund ongoing exploration work on the Stewart copper project in New Brunswick Project, the Big Hill Project in Newfoundland, the Baffin Island project, and for general working capital purposes.

- On December 22[nd], the Company adopted a set of Corporate Governance policies which included a Code of Business Conduct and Ethics, Audit Committee Charter, Disclosure Policy, and Whistleblower Policy. The Corporate Governance policies can be found at the Company's website.

- The Company completed the 2004 field exploration program in mid-September on the Qimmiq, Bravo Lake and Dewar Lake Properties on Baffin Island, Nunavut. The program started in late May and consisted of approximately 3,100 line kilometres of airborne Magnetics and Electro magnetics, 51 diamond drill holes totalling over 4,400 metres and the collection of more than 1,800 rock chip and channel samples.

- Throughout the year, the Company reported exploration results from the Qimmiq, Bravo Lake and Dewar Lake Properties on Baffin Island, Nunavut which are summarized herein and can be found in more detail on the Company's website or on www.sedar.com.

- Throughout the year, the Company raised $1,387,304 million dollars through the exercise of warrants and stock options.


## Subsequent Events

- On January 11th, 2005, the Company's new partner on the Despinassy project in Quebec, Alto Ventures, announced it had commenced a 5,000 metre diamond drill program on the property budgeted at $638,000.

- On January 21st, 2005, the Company reported the acquisition of 265 claim units covering porphyry style copper-gold and copper-molybdenum targets in north-central British Columbia. The target areas were developed from the Company's extensive database of exploration work completed by Union Miniere Exploration (UMEX) in the 1970's. The claims were acquired through British Columbia's new on-line staking system launched on January 12th, 2005.

- On January 25th, 2005, the Company granted stock options to an employee for the acquisition of up to 50,000 common shares at $0.34 per share to January 24th, 2010.

- On February 9th, 2005, the Company announced the start of a two-hole 800 metre drill program on the 100% owned Stewart Property in New Brunswick. The program, budgeted at $75,000 is eligible for a $30,000 grant from the New Brunswick government.

- On February 16th, 2005, the Company received results for the first five holes of the Despinassy project in Quebec. The holes drilled on the **DAC deposit** intersected wide intervals of shear hosted gold mineralization, up to 33 metres thick, containing multiple, high grade quartz veins. The best results from each of the holes included: 14.6 g/t gold over 3.7 metres (including 51.2 g/t gold over 1.0 metre); 7.0 g/t gold over 7.2 metres (including 16.4 g/t gold over 2.7 metres); 6.7 g/t gold over 3.1 metres (including 14.0 g/t gold over 1.2 metres); 6.4 g/t gold over 5.9 metres (including 22.0g/t gold over 1.4 metres); and 45.8 g/t gold over 0.4 metres.

- On February 22nd, 2005, the Company reported that it entered into an agreement with a private consortium based in Newfoundland to acquire a 100% interest in the Blue Hills and White Bear uranium properties located in southwestern Newfoundland. The properties consist of 124 claims at Blue Hills and 114 claims at White Bear. The Company may earn a 100% interest over a four year term by making total cash payments of $82,200, issuing 201,000 shares of the Company and completing $1,000,000 in exploration. Of this, $7,500 in cash and 21,000 shares of the Company are due on signing of the agreement. The first year expenditure commitment is $75,000. The Company will also issue a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined in National Instrument 43-101) of at least $500 million is defined by the Company. The warrant expiration date is March 24th, 2009. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of 1% of the royalty for $1 million. The agreement is subject to approval by the TSX Venture Exchange.

- On March 29th, 2005, the Company reported that it entered into an agreement with Lai Lai Chan to earn a 100% interest in the Couteau Lake uranium property in southwestern Newfoundland. The property consists of 52 mineral claims contiguous with the Blue Hills property. The Company may earn a 100% interest over a four year


term by making total cash payments of $67,000, issuing 150,000 shares of the Company and completing $300,000 in exploration. Of this, $7,000 in cash and 20,000 shares of the Company are due on signing the final option agreement. The first year work commitment is $40,000. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of 1% of the royalty for $1 million. The agreement is subject to approval from the TSX Venture Exchange.

- Subsequent to December 31st, 2004, the Company issued 20,000 common shares for proceeds of $5,200 pursuant to the exercise of stock options.

## Baffin Island Gold Project (refer to Figure 1 for location)

A total of 14 gold prospects have been discovered along a 140 kilometre exposure of Lower Proterozoic silicate-facies iron formation, similar in age and tectonic history to the Homestake Gold mine in South Dakota and also similar to other iron formation hosted gold deposits such as Lupin, N.W.T.and Morro Velho, Brazil. Gold discovered so far has been largely free gold. One nickel-cobalt-copper prospect, hosted in Bravo Lake Formation metavolcanics, was discovered on the western portion of the project area.

The project area is typified by flat rolling hills of exposed rock and tundra and presents few obstacles for exploration. The area is located on tidewater and is dotted with lakes, some of which do not freeze to the bottom, providing access to water throughout the year. There are two "Distant Early Warning" (DEW line) radar stations on the property, each with an operational 4,000 airstrip.

The collection of more than 1,800 surface samples in 2004 led to the identification of several new high grade gold prospects expanding the area of prospective iron formation. A 4,400-metre diamond drill program on two target areas confirmed the down-dip extent and potential for high-grade gold mineralization at Malrok and Ridge Lake. A 3,168 line km airborne Electromagnetic (EM) and Magnetic (Mag) survey was flown over three areas underlain by Bravo Lake Formation to assist in identifying and mapping the distribution and structure of the iron formation. Further interpretation of this data was completed late in the year to define areas for follow-up in 2005.

The drill program in 2004 was the first ever completed on the 140 kilometre long belt.


Polaris Zn
Resolute
Greenland
Karrat Gp
Shipping Lane
Nanisivik Zn
Black Angel Zn
Baffin Island
Piling Gp
FOXE - RINKIAN FOLD BELT
Hoare Bay Gp
Commander Properties
Nunavut
Iqaluit
Cape Dorset
Kimmirut
Lake Harbour Gp
Raglan Ni
Quebec
Rankin Inlet
200 Miles
200 KM

***Figure 1**: Baffin Gold Project location*


COMMANDER RESOURCES LTD.
Baffin Island Gold Project
Selected 2004 Surface Sample & Drill Results
140 KM (87 Miles)
N
QIM 5 E
103.10 g/t Au / 0.40 m (channel)
7.59 g/t Au / 1.20 m (channel)
9.04 g/t Au
Durette Showing
46.95 g/t Au
41.20 g/t Au
16.95 g/t Au
QIM 5 W
42.90 g/t Au / 0.80 m
FOX-2
1.27 % Ni
0.89 % Cu
0.40% Co
MALROK
15.12 g/t Au / 3.00 m (drill)
12.1 g/t Au / 3.30 m (drill)
RIDGE LAKE
17.48 g/t Au / 2.15 m (drill)
15.06 g/t Au / 1.50 m (drill)
107.10 g/t Au / 0.60 m (channel)
No Exposed Iron Formation
MARGOT
2373
5.05 g/t Au
2369
9.50 g/t Au
QIM 4
ST
TUKTU SOUTH
TRIANGLE LAKE
No Exposed Iron Formation
QIM 2
PENINSULA
8.46 g/t Au
Bravo Lake Formation
Dewar Lake Formation
Bravo Iron Formation (Gold Host)
Airstrip (5000 ' Long)
Foxe Basin
0
50 KM
See Company Website For Complete Results: www.commanderresources.com

***Figure 2:*** *Baffin Gold Project: Property holdings, summary geology and main gold prospect areas*

Note: The mineral prospects described below fall within three separate property option agreements named Qimmiq, Bravo Lake and Dewar Lake, more fully described later and noted in parentheses next to the prospect names.

## Malrok (Qimmiq)

The Malrok zone is composed of siliceous, garnet-amphibole-sulphide-bearing iron formation traced through surface sampling and drilling over a strike length of approximately two kilometres. Surface samples returned high-grade gold assays of up to 212 g/t gold and drilling results down to 50 metres depth included 9.15 g/t gold over 6.0 metres (including 15.12 g/t gold over 3.0 metres), 12.1 g/t gold over 3.3 metres and 4.46 g/t gold over 9.41 metres (including 12.7 g/t gold over 1.5 metres). The iron formation and gold mineralization extends down-dip from surface for at least 130 metres and remains open along strike and down dip. A second gold-bearing iron formation intersected in several holes indicates the possibility for stacked mineralized iron formations on the property. Thirty-nine diamond drill holes totaling 3,617 metres were completed in 2004.

## Ridge Lake (Qimmiq)

The Ridge Lake Prospect, located 30 kilometres east of Malrok, comprises a 3.5 kilometre strike length of gold-bearing iron formation. At Ridge Lake West, surface rock chip and channel samples returned assays up to 40.27 g/t gold over 1.0 metre. Twelve diamond drill holes totaling 800 metres were completed over a strike length of approximately 1.3 kilometres confirming the surface results. The best hole, RLD-04-02 contained 17.48 g/t gold over 2.15 metres including 31.34 g/t gold over 1.15 metres at a depth of less than 30 metres from surface. At Ridge Lake East numerous high-grade gold rock chip and channel samples were received from the sampling program including 107.1 g/t gold over 0.6 metres. Some of the best gold values occurred over an area of thickened iron formation measuring approximately 100 x 25 metres.

Ridge Lake is a priority target for a detailed ground magnetic geophysical survey followed by structural mapping and drill testing in 2005.


2004 Drilling & Channel Sampling
6.3 Au / 1.4 m
23.6 Au / 0.73 m
14.0 Au / 1.0 m
40.7 Au / 1.0 m
15.4 Au / 1.9 m Composite
22.0 Au / 0.85 m
20.2 Au / 0.45 m
7.2 Au (grab)
Bravo Iron Formation
A'
A
17.48 g/t Au /
15.06 g/t Au /
5.44 g/t Au /
107.10 Au / 0.60 m
53.6 Au / 1.0 m
Ridge Lake
REGIONAL STRATIGRAPHIC MARKER HORIZON
0
1000 m
Metasediments
Metavolcanics
Bravo Iron Formation outcrop
Geophysical trace of Iron Formation
Diamond Drill Hole
Bedding Attitude
Ridge Lake Gold Prospect:
Schematic Cross-Section A-A'
Looking West
A
A'
Gold Bearing
Bravo Iron Formation
Gold in Channel Samples
Horizontal Scale

***Figure 3:** Ridge Lake Prospect, mineralization and drilling*

## Peninsula to Qim 5 (Qimmiq)

The Peninsula Prospect area extends eastward from the mineralized trend at Ridge Lake. Iron formation was mapped on several small islands and along a six kilometre long peninsula jutting into Ridges Lake. The iron formation is not well exposed as most occurs at the lake edge so it was not possible to get complete sample coverage. Grab samples assayed up to 8.46 g/t gold. Multiple (up to four) stacked horizons of iron formation were mapped and require detailed ground magnetic surveying to provide more structural detail.

The iron formation was mapped eastward from the Peninsula Prospect for a strike length of approximately 30 kilometres. Only preliminary prospecting was completed in this area of poorly exposed iron formation named Qim 4 and 5. High-grade gold results were received from several locations. The best results were from a 0.8 metre channel sample which assayed 42.91 g/t gold and a 0.40 metre channel sample assaying 103.1 g/t gold. An additional 29 samples from this area assayed >1 g/t gold up to 9.04 g/t gold.

Detailed ground magnetic surveying followed by geological mapping and focused channel sampling are planned for 2005.


COMMANDER RESOURCES LTD.
BAFFIN ISLAND GOLD PROJECT
Eastern Prospects
N
QIM 5W
42.92 g/t Au
3.65 g/t Au
3.87 g/t Au
4.13 g/t Au
Bravo Iron Formation
QIM 5E
103.10 g/t Au
9.04 g/t Au
7.59 g/t Au
3.78 g/t Au
2373
5.05 g/t Au
3.19 g/t Au
QIM 4
Bravo Lake Fm.
Longstaff Bluff Fm.
PENINSULA
Dewar Lakes Fm.
3.64 g/t Au
3.05 g/t Au
Rock Sample (>1.0 g/t Au)
0
5 KM
Archean Intrusive Complex

***Figure 4:*** *Extension east from Ridge Lake showing structural trends and location of gold-bearing rock samples*



## Durette Showing Area (Bravo Lake)

Two discoveries were made at the far eastern end of the property, the 2369 Prospect (discovered in 2003) and the Durette Showing (discovered in 2004). 113 rock chip samples were collected in 2004 including 19 from the Durette Showing.

At the Durette Showing nine rock chip samples assayed > 5 g/t gold including values of 41.1 g/t gold and 46.95 g/t gold. The target iron formation was traced for approximately one kilometre. At the 2369 prospect results of up to 7.5 g/t gold were received from the iron formation near the axis of a large syncline and up to 9.5 g/t gold from samples along the southern limb of the syncline. The iron formation was traced intermittently for several kilometres and may be continuous with the Durette Showing sequence.

Significant arsenopyrite and intense silicification were associated with gold values in the samples collected. Presence of a large synclinal fold, secondary folds and varied bedding attitudes are evidence for structural complexity and potential thickening of the iron formation.

Detailed mapping, channel sampling and ground magnetic surveys are planned for 2005.



COMMANDER RESOURCES LTD.
BAFFIN ISLAND GOLD PROJECT
2369 Prospect & Durette Showing
41.1 g/t Au
17.0 g/t Au
DURETTE
7.4 g/t Au
47.0 g/t Au
Bravo Iron Fromation
16.5 g/t Au
10.6 g/t Au
7.5 g/t Au
Longstaff Bluff Fm.
2369
9.5 g/t Au
Bravo Lake Fm.
Dewar Lakes Fm.
0
4 KM
N

***Figure 5**: 2369 and Durette Prospect area showing structural trends and location of rock samples with selected gold values*


## Fox 2 Nickel-Cobalt (Bravo Lake)

In addition to the gold mineralization, a grab sample of sulphide bearing amphibolite/basalt assayed up to 1.27% nickel, 0.89% copper, 0.40% cobalt and 8.56 g/t silver. This showing was discovered at the end of the field season.

The prospect will be mapped and sampled in 2005 to determine its extent and the potential for a significant deposit. A limited ground magnetic and Electromagnetic survey will be completed.



At December 31, 2004, the Company held mineral properties exclusively in Canada.   Exploration activity and expenditures incurred on the Company's properties are tabulated and discussed in more detail below.

| | Sarah Lake | Green Bay | Adlatok 1 | Sally | Qimmiq | Dewar Lake | Bravo Lake | Other Properties | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2003** | $ 1,136,260 | $ 599,997 | $ 109,621 | $ 56,890 | $ 293,385 | $ 126,480 | $ 100,783 | $ 2,640,369 | $ 5,063,785 |
| **Additions during the year:** | | | | | | | | | |
| Acquisition costs: | - | - | - | - | 7,143 | - | - | 60,350 | 67,493 |
| **Exploration costs:** | | | | | | | | | |
| Administration | - | - | - | - | 19,381 | 1,263 | 1,796 | 150 | 22,590 |
| Drilling | - | 1,342 | - | - | 1,722,078 | - | - | 1,201 | 1,724,621 |
| Geochemistry | - | - | - | - | 94,500 | 1,130 | 26,064 | 1,135 | 122,829 |
| Geology | 4,666 | 1,511 | 8,294 | 3,792 | 102,703 | 4,411 | 68,210 | 65,632 | 259,219 |
| Geophysics -Airborne | - | - | - | - | 230,057 | - | 85,326 | 28,800 | 344,183 |
| Geophysics -Ground | 1,000 | - | - | - | 99,876 | - | 43,127 | 17,230 | 161,233 |
| Licences and fees | - | 2,256 | - | - | 49,396 | 32,689 | - | 31,843 | 116,184 |
| Mobilization/demob. | - | - | - | - | 316,941 | 11,846 | 23,618 | 429 | 352,834 |
| Permitting | - | - | - | - | 2,582 | - | - | - | 2,582 |
| Prospecting | - | - | - | - | 464,188 | 84,210 | 156,053 | 3,660 | 708,111 |
| | 5,666 | 5,109 | 8,294 | 3,792 | 3,101,702 | 135,549 | 404,194 | 150,080 | 3,814,386 |
| **Less:** | | | | | | | | | |
| Recoveries | - | - | - | (3,163) | (33,603) | (18,257) | - | (12,550) | (67,573) |
| Write down | - | (169,590) | - | - | - | - | - | - | (169,590) |
| | - | (169,590) | - | (3,163) | (33,603) | (18,257) | - | (12,550) | (237,163) |
| **Net additions** | 5,666 | (164,481) | 8,294 | 629 | 3,075,242 | 117,292 | 404,194 | 197,880 | 3,644,716 |
| **Balance at December 31, 2004** | $ 1,141,926 | $ 435,516 | $ 117,915 | $ 57,519 | $ 3,368,627 | $ 243,772 | $ 504,977 | $ 2,838,249 | $ 8,708,501 |

The Company's principal project is located in Canada's far north which poses an inherent risk associated with exploring due to the remoteness from populated areas, lack of surface infrastructure, and availability of skilled labour, fuel and supplies. Exploration is dependent on air transportation, fixed wing and helicopter, which are susceptible to bad weather. The unpredictability of the weather can cause unavoidable delays in carrying out a planned exploration program resulting in cost overruns.

The Company originally budgeted $2,300,000 for the 2004 Baffin Island exploration program. Mobilization costs for the project were higher than anticipated and additional coverage was included in the airborne survey. During the summer, management decided to increase the program budget by approximately $1,200,000 to cover these added costs, to allow for additional drilling on the Malrok prospect area, and to fund the purchase and sealift transport of supplies for the 2005 program.

## Qimmiq, Baffin Island Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold and base metals on Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. In 2004, a four month exploration program commenced in late May and continued until mid-September to follow-up encouraging results from the limited 2003 program. The principal target on the property is gold mineralization hosted within a Proterozoic-age (1,800 million years old) iron formation sequence; however, potential also exists on the property for Broken Hill-type lead-zinc-silver and magmatic nickel-copper-cobalt deposits. The project included detailed geological mapping, prospecting, airborne and ground Electromagnetic ("EM") and Magnetic ("Mag") geophysical surveys to follow up known surface gold occurrences and locate new gold and base metal prospects. A diamond drill program on two initial target areas – Malrok and Ridge Lake was completed as a major component of the program.

### *Qimmiq Exploration Program*

Management had originally proposed a $2,000,000 program for the Qimmiq project which was later revised to $3,000,000 to reflect higher than expected mobilization costs and to expand the prospecting program. Actual costs were close to the revised program with the exception of the $49,396 in licences and fees paid to obtain Nunavut Tunngavik work permits.

## Table 1 – Revised Budget vs. Actual Expenditures for Qimmiq

|  | Revised Budget | Actual | Variance |
|---|---|---|---|
| Administration | $10,000 | $19,381 | ($9,381) |
| Drilling | 1,700,000 | 1,722,078 | (22,078) |
| Geochemistry | 100,000 | 94,500 | 5,500 |
| Geology | 100,000 | 102,703 | (2,703) |
| Geophysics -Airborne | 240,000 | 230,057 | 9,943 |
| Geophysics -Ground | 100,000 | 99,876 | 124 |
| Licences and fees | - | 49,396 | (49,396) |
| Mobilization/demob. | 300,000 | 316,941 | (16,941) |
| Permitting | - | 2,582 | (2,582) |
| Prospecting | 450,000 | 464,188 | (14,188) |
|  | $3,000,000 | $3,101,702 | ($101,702) |

At December 31, 2004, Suisse Diamond Drilling, the Company's drill contractor completed 4,417 metres of drilling consisting of 51 drill holes at depths varying from 70 to 150 metres. At Malrok, 39 holes totalling 3,617 metres and at Ridge Lake, 12 holes totalling 800 metres were completed. The all-in cost of drilling was approximately $390 per metre.

A 2,428 line kilometre helicopter airborne Electromagnetic ("EM") and Magnetic ("Mag") geophysical survey was flown by Fugro Airborne Surveys Corp. The EM-Mag survey was flown on north-south lines spaced 150 metres apart. One small area of the survey block centered over the Ridge Lake zone was flown on lines spaced 75 metres apart to provide better resolution.. Data from the EM-Mag survey indicated that the iron formation could be mapped using this type of geophysical survey. The all-in cost of airborne was $95 per line kilometre.

Ground-based Horizontal Loop Electromagnetic ("HLEM") and Magnetic geophysical surveys were conducted to detail the iron formation on the Malrok Prospect and Ridge Lake areas to guide the drilling program. Most of the HLEM survey utilized a 50 metre cable which provided detection to a depth of 25 metres.   Some work was completed with a 100 metre cable to resolve the iron formation at depths up to 50 metres.

A total of 544 saw-cut channel samples, 389 grab samples, one silt sample and 113 soil samples were collected as part of the evaluation of the gold potential.   The sampling included detailed follow-up of the 2003 results at Ridge Lake, Peninsula and Qim 5 prospects plus intervening areas along about a 50 kilometre strike extent of the exposed iron formation. Core samples collected from the drilling campaigns included 1,210 samples from the Malrok zone and 198 from the Ridge Lake zone.

**Baffin Island 2004 - Malrok Prospect Drill Hole Summary (selected holes)**

| Hole No | Azimuth | Dip | From (m) | To (m) | Width (m) | Au (g/t) |
|---|---|---|---|---|---|---|
| MND-04-01 | 320 | -60 | 0 | 6.00 | 6.00 | 1.73 |
| MND-04-02 | 320 | -60 | 3.00 | 6.00 | 3.00 | 1.10 |
| MND-04-03 | 320 | -60 | 17.00 | 19.42 | 2.42 | 4.72 |
| Including | | | 18.00 | 19.42 | 1.42 | 7.06 |
| MND-04-04 | 320 | -60 | 23.00 | 29.00 | 6.00 | 9.15 |
| Including | | | 23.50 | 27.50 | 4.00 | 12.00 |
| Including | | | 24.00 | 27.00 | 3.00 | 15.12 |
| Including | | | 25.50 | 26.50 | 1.00 | 23.14 |
| MND-04-05 | - | -90 | 24.10 | 28.33 | 4.23 | 8.41 |
| Including | | | 26.00 | 28.33 | 2.33 | 12.07 |
| MND-04-06 | 273 | -60 | 35.72 | 36.07 | 0.35 | 9.40 |
| MND-04-07 | 273 | -60 | 39.83 | 42.83 | 5.00 | 1.13 |
| Including | | | 37.83 | 39.83 | 2.00 | 1.60 |
| MND-04-09 | 93 | -60 | 44.35 | 46.71 | 2.36 | 0.40 |
| MND-04-10 | 320 | -60 | 19.86 | 20.30 | 0.44 | 1.78 |
| MND-04-12 | 183 | -70 | 3.50 | 4.00 | 0.50 | 1.53 |
| MND-04-13 | - | -90 | 3.00 | 4.25 | 1.25 | 2.24 |
| MND-04-21 | 320 | -85 | 31.10 | 32.60 | 1.50 | 2.12 |
| MND-04-22 | 320 | -60 | 16.48 | 19.28 | 2.80 | 6.76 |
| Including | | | 18.66 | 19.28 | 0.62 | 16.81 |
| MND-04-23 | 320 | -60 | 7.00 | 8.50 | 1.50 | 11.49 |
| Including | | | 7.00 | 7.50 | 0.50 | 30.80 |
| MND-04-24 | 320 | -60 | 44.83 | 46.45 | 1.62 | 1.72 |
| MND-04-25 | 345 | -60 | 121.10 | 123.60 | 2.50 | 2.69 |
| MND-04-27 | 320 | -70 | 0.50 | 3.00 | 2.50 | 2.77 |
| MSD-04-28 | 240 | -60 | | | | |
| Upper Iron Fm | | | 26.90 | 27.40 | 0.50 | 3.46 |
| Lower Iron Fm | | | 50.20 | 52.20 | 2.00 | 2.24 |
| MSD-04-29 | 240 | -60 | | | | |
| Upper Iron Fm | | | 21.86 | 25.16 | 3.30 | 12.10 |
| Including | | | 21.86 | 22.16 | 0.30 | 38.30 |
| Including | | | 24.66 | 25.16 | 0.50 | 18.78 |
| Lower Iron Fm | | | 51.09 | 55.59 | 4.50 | 1.63 |
| Including | | | 51.09 | 52.59 | 1.50 | 2.92 |
| MSD-04-30 | 150 | -45 | | | | |
| Upper Iron Fm | | | 54.22 | 55.22 | 1.00 | 2.66 |
| Lower Iron Fm | | | 76.11 | 78.11 | 2.00 | 4.35 |
| Including | | | 76.61 | 77.11 | 0.50 | 13.57 |
| MSD-04-32 | 150 | -45 | | | | |
| Upper Iron Fm | | | 44.90 | 45.90 | 1.00 | 5.44 |
| Lower Iron Fm | | | 79.75 | 80.25 | 0.50 | 1.74 |
| MND-04-34 | 2 | -60 | 63.00 | 64.00 | 1.00 | 5.86 |
| MND-04-35 | 310 | -50 | 62.90 | 63.90 | 1.00 | 5.61 |
| MND-04-38 | - | -90 | 58.78 | 67.92 | 9.14 | 4.46 |
| Including | | | 62.78 | 65.78 | 3.00 | 7.94 |
| Including | | | 64.28 | 65.78 | 1.50 | 12.70 |
| MND-04-39 | 33 | -55 | 71.15 | 72.15 | 1.00 | 1.20 |

MND = Malrok North        MSD = Malrok South True thickness is 80-90% of drilled width. True thickness for holes 30, 32 and 39 are 70% of drilled width.

**Baffin Island 2004 - Ridge Lake Drill Statistics & Results** (selected holes)

| Hole ID | Azimuth | Dip | From (m) | To (m) | Sample Length(m) | Au (g/T) |
|---------|---------|-----|----------|--------|------------------|----------|
| RLD-04-02 | 0 | -60 | 67.05 | 69.20 | 2.15 | 17.48 |
| including | | | 68.05 | 69.20 | 1.15 | 31.34 |
| including | | | 68.05 | 68.55 | 0.55 | 42.54 |
| RLD-04-07 | 0 | -50 | 30.32 | 30.73 | 0.41 | 1.85 |
| RLD-04-08 | 0 | -88 | 35.13 | 37.61 | 2.48 | 5.44 |
| including | | | 35.63 | 37.13 | 1.50 | 7.08 |
| RLD-04-09 | 0 | -50 | 28.68 | 30.18 | 1.50 | 15.06 |
| including | | | 29.18 | 29.68 | 0.50 | 30.35 |
| RLD-04-10 | 0 | -85 | 35.08 | 41.73 | 6.65 | 3.95 |
| including | | | 35.08 | 36.14 | 1.06 | 12.00 |
| RLD-04-12 | 0 | -50 | 38.33 | 39.54 | 1.21 | 3.85 |
| including | | | 38.33 | 38.83 | 0.50 | 7.96 |

True Width =90% of drilled width

**Dewar Lake, Nunavut**

On June 18, 2003, the Company entered into an option agreement with BHP Billiton to explore for gold and base metals on sixteen Nunavut Prospecting Permits located on Baffin Island, Nunavut. Following the 2003 program, the property was reduced to three Prospecting Permits, totaling 162,947 acres.

*Dewar Lake Exploration Program*

The Company proposed a $100,000 exploration program for 2004 (later revised to $150,000) as outlined in the table below. The program commenced in early July 2004 and concentrated on prospecting and sampling of the "ST" prospect and identifying new gold prospects. Total expenditures were $135,549 distributed in the table below. The $13,870 variance in geochemistry cost was for lab analysis. A total of eight channel and 52 grab samples were collected along with ten stream sediment samples and 16 soil samples.

With the total 2004 expenditures of $135,549 and the 2003 expenditures of $120,819, the Company has now vested its 100% interest in the Dewar Lake Property.

**Table 2 – Revised Budget vs. Actual Expenditures for Dewar Lake**

|  | Revised Budget | Actual | Variance |
|---|---|---|---|
| Administration | $5,000 | $1,263 | $3,737 |
| Geochemistry | 15,000 | 1,130 | 13,870 |
| Geology | 25,000 | 4,411 | 20,589 |
| Licenese and fees | 35,000 | 32,689 | 2,311 |
| Mobilization/demob. | 10,000 | 11,846 | (1,846) |
| Prospecting | 60,000 | 84,210 | (24,210) |
|  | $150,000 | $135,549 | $14,451 |

### *Dewar Lake Exploration Results*

Two rock samples collected from the "ST" prospect area on South Tweedsmuir Island assayed 1.31 g/t gold and 1.19 g/t gold. One channel sample assayed 3.24 g/t Au over a 0.55 metre sample length. No anomalous samples were recorded from the stream sediment or soil samples.

### **Bravo Lake, Nunavut**

On August 21, 2003, the Company entered into an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits on Baffin Island, Nunavut.

### *Bravo Lake Exploration Program*

The Company proposed a $200,000 exploration program (later revised to $350,000) as outlined in the table below. In 2004, the Company followed up the 2003 results from the "Triangle Lake" prospect, the "2369" prospect and the "Margot" prospect. In addition, prospecting was completed on the extension to these prospect areas and other areas of the property. The property was covered by approximately 740 line kilometres of airborne EM and Mag geophysical surveying in the spring of 2004, focused on Triangle Lake and the "2369" areas. The survey was flown on north-south lines spaced 150 metres apart over the 2369 area and spaced 100 metres apart over the Triangle Lake area. The total cost of the airborne survey was $115 per line-kilometre. During the summer of 2004, a total of 151 saw-cut rock channel samples, 480 rock chip samples and 4 silt samples were collected from the property.

The program ended in mid-September. Total expenditures of $404,194 were distributed as indicated below:

**Table 3 – Revised Budget vs. Actual Expenditures for Bravo Lake**

|  | Revised Budget | Actual | Variance |
|---|---|---|---|
| Administration | $5,000 | $1,796 | 3,204 |
| Geochemistry | 20,000 | 26,064 | (6,064) |
| Geology | 50,000 | 68,210 | (18,210) |
| Geophysics -Airborne | 60,000 | 85,326 | (25,326) |
| Geophysics -Ground | 50,000 | 43,127 | 6,873 |
| Mobilization/demob. | 20,000 | 23,618 | (3,618) |
| Prospecting | 145,000 | 156,053 | (11,053) |
|  | $350,000 | $404,194 | (54,194) |


On September 16, 2004, the company reported a new gold discovery on the property, named the "Durette Showing." The new discovery is a few kilometres to the east from the "2369" prospect discovered in 2003. The Durette showing consists of a 700 metre strike length of Bravo Iron Formation where 11 out of 20 rock chip samples collected contained in excess of 4 g/t gold. The best values were 46.95 g/t gold, 41.2 g/t gold and 16.5 g/t gold.

The results from the 2004 sampling program are summarized below:

**2004 Sampling Results from 2369 and Durette**

| Permit/Prospect name | Total samples collected | Samples > 1 g/t Au | Maximum gold values |
|---|---|---|---|
| 2369 | 113 | 16 | 46.95 |
| 2373 | 29 | 1 | 5.05 |
| 2378 | 41 | 1 | 2.89 |
| 2379 | 42 | 0 | 212 ppb |
| 2380 | 31 | 0 | 662 ppb |
| 2381 | 219 | 9 | 2.68 |
| 2382 | 156 | 2 | 3.71 |

The results included a new nickel-copper-cobalt showing in the Margot-Tuktu Prospect area on Permit 2382. A single sample collected from a sulphide-rich mafic rock contained 1.27% Ni, 0.88% Cu and 0.40% Co.

## Adlatok 1, Labrador

The Adlatok 1 project, which adjoins the Company's Sarah Lake Property, consists of 100 claims. The Company is the operator and has a 59.5% interest in the project.

### Adlatok 1 Exploration Program

The Company had proposed a large loop electromagnetic survey to identify potential nickel targets for drill testing. Due to the size and length of the Baffin Island exploration, management elected to defer the survey to 2005.

## Sally, Labrador

The Sally project, which adjoins the Company's Sarah Lake Property, is 100% owned by the Company and consists of 36 claims. The Property lies adjacent to Adlatok 1.

### Sally Exploration Program

For 2004, a large loop Electromagnetic survey had been proposed to identify potential nickel targets for drill testing.  Management elected to defer the survey until 2005 while it seeks a partner to advance the property.


**Selected Annual Information**

Selected annual information from the audited financial statements for the years ended December 31, 2004, 2003 and 2002.

|                                  | 2004          | 2003          | 2002          |
|----------------------------------|---------------|---------------|---------------|
| Total Revenues                   | $82,038       | $377,965      | $245,684      |
| Loss before adjustments          | ($1,571,128)  | ($354,110)    | ($387,679)    |
| Loss for the year                | ($2,044,797)  | ($2,629,841)  | ($44,024)     |
| Basic and diluted loss per share | ($0.08)       | ($0.15)       | (0.01)        |
|                                  |               |               |               |
| Total Assets                     | $11,183,163   | $8,471,709    | $9,346,367    |
| Total Long-term liabilities      | Nil           | Nil           | Nil           |
|                                  |               |               |               |
| Cash dividends per share         | Nil           | Nil           | Nil           |

**Results of Operations**

*-Fourth Quarter Results*

Cash and cash equivalents of $749,464 (Q3 - $800,872) decreased nominally from the previous quarter even though accounts payable of $96,151 (Q3 - $582,710) was reduced by $486,559. In addition, cash exploration funds of $488,500 (Q3 - $Nil) increased. This was due to the non-brokered private placement completed on December 8, 2004, of 1,472,141 flow-through common shares and 2,500,000 non flow-through units for net proceeds of $1,250,389.

The Company completed demobilization of the Baffin Island project in early October and the $174,510 increase in mineral properties reflects demobilization costs and assay processing costs.

In addition, $25,550 in acquisition costs was incurred for purchase of John Robins 50% interest in the ABE and PAL properties which was paid through the issuance of 70,000 common shares.

General and administrative expenses of $284,807 (Q3 - $333,858) represented a $49,501 decrease from the previous quarter. The decrease was largely due to the recognition of only $7,855 in stock-based compensation expense compared to the previous quarter expense of $110,007. Other fluctuations from the previous quarter are noted below:

- Audit and accounting of $33,470 (Q3 - $16,628) increased significantly due to an $18,000 accrual for the 2004 year end audit.

- Investor relations and promotion expense of $54,337 (Q3 - $34,619) increased as the Company attended two conferences during the quarter whereas the previous quarter the Company attended only one conference.

- Regulatory and transfer agent fees expense of $37,152 (Q3 - $6,331) increased significantly due to a $25,371 accrual for Part XII.6 interest on the unspent portion of the 2003 flow-through financing expended in 2004.

- Write down of mineral properties of $152 (Q3 - $169,438) decreased as in the previous quarter several exploration licences on the Green Bay, Newfoundland property had expired.

***-Year ended December 31, 2004 compared with the Year Ended December 31, 2003***

Revenues for the year ended December 31, 2004 were $82,038 (2003 - $377,965) which included $19,250 in production interest and $62,788 in mineral property transactions. The Company's $19,250 (2003 - $377,965) production interest revenue represented the final payment from the Hammerdown/Rumbullion Gold Deposit compared to twelve months of production revenue received in 2003. Mineral property transaction revenue of $62,788 (2003 - $Nil) was part of an on-going property transaction that should be finalized before year-end.

General and administrative expense of $1,653,166 (2003 - $732,075) represented a $921,091 increase over fiscal 2003. Increased expenses included investor relations and promotion, office and miscellaneous, salaries and benefits and stock-based compensation expense.

- Investor relations and promotion expense was $214,817 (2003 - $92,498) representing a $122,319 increase over fiscal 2003. The Company attended a number trade shows and conferences to promote the Baffin Island project and to introduce investors to the new President. In September, Cathy DiVito was hired to manage corporate communications. In addition, new corporate brochures were printed at a cost of $15,441 and a media video/interview segment was commissioned at a cost of $18,579.

- Office and miscellaneous expense of $84,021 (2003 - $45,828) included several one-time costs associated with the moving to a new office, as noted below.

- Regulatory and transfer agent fees expense of $62,979 (2003 - $25,613) increased significantly due to a $25,371 accrual for Part XII.6 interest on the unspent portion of the 2003 flow-through financing expended in 2004.

- Rent and storage expense of $37,285 (2003 - $41,791) represented a nominal decrease from 2003. On March 1st, 2004, the Company moved into a new office located at 510 – 510 Burrard Street, Vancouver, B.C. and received free rent until July 1st to cover the Company's moving and other relocation costs which have been included in Office and Miscellaneous. The Company's 2005 rent and storage expense will increase in 2005.

- Stock-based compensation expense of $678,105 (2003 - $163,919) represented a $514,186 increase over fiscal 2003 due to vesting of 836,667 stock options. In the previous year, the Company did not recognize a compensation expense when stock options were granted to directors and employees until the fourth quarter. In the fourth quarter of 2003, the Company adopted the CICA released amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments," which required an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. This stock-based compensation expense is a non-cash item.

- Salaries and benefits expense of $363,463 (2003 - $209,495) represented a $153,968 increase over fiscal 2003. During the year, the Company hired a new President, Kenneth Leigh while William Coulter remained on as Chairman of the Board. The cost associated with changing presidents included a signing bonus paid to the new President to facilitate vacating his former position early and the transition period whereby compensation was paid to two presidents.

For the year ended December 31, 2004, the Company reported a loss of $2,044,797 (2003 - $2,629,841) with no cash dividends payable to shareholders. The Company does not anticipate paying cash dividends in fiscal 2005.


**Summary of Quarterly Results, For the Three Months Ended:**

|  | Mar. 31 2003 Q1 | Jun. 30 2003 Q2 | Sept. 30 2003 Q3 | Dec. 31 2003 Q4 | Mar. 31 2004 Q1 | Jun. 30 2004 Q2 | Sept. 30 2004 Q3 | Dec. 31 2004 Q4 |
|---|---|---|---|---|---|---|---|---|
| Mineral expenditures, net | $ 47,742 | $ 124,912 | $ 619,428 | $ 73,699 | $ 127,928 | $ 1,553,593 | $ 1,923,323 | $ 149,112 |
| Revenues | $ 76,565 | $ 112,850 | $ 107,190 | $ 81,360 | $ 19,478 | $ 62,788 | $ - | $ (228) |
| G&A (incl. stock comp.) | $ 124,978 | $ 128,814 | $ 145,355 | $ 332,928 | $ 413,530 | $ 620,971 | $ 333,858 | $ 284,807 |
| Stock comp. expense | $ - | $ - | $ - | $ 163,919 | $ 166,885 | $ 393,358 | $ 110,007 | $ 7,855 |
| G&A (less stock comp.) | $ 124,978 | $ 128,814 | $ 145,355 | $ 169,009 | $ 246,645 | $ 227,613 | $ 223,851 | $ 276,952 |
| Income (loss) | $ (37,350) | $ (6,970) | $ (83,012) | $ (2,502,509) | $ (367,358) | $ (168,255) | $ (364,026) | $ (1,145,158) |
| Income (loss) per share -basic and diluted | $ - | $ - | $ (0.01) | $ (0.14) | $ (0.02) | $ (0.01) | $ (0.01) | $ (0.02) |
| Weighted avg. common shares outstanding -basic and diluted | 16,860,039 | 17,537,349 | 17,633,619 | 17,677,629 | 18,004,378 | 22,890,063 | 25,967,914 | 25,314,313 |

The Company's predominant exploration project on Baffin Island, Nunavut is located in Canada's far north and is subject to seasonal conditions. The Company's exploration program ran from the spring to the fall and the majority of expenditures were incurred during the second and third quarters. The Company's net mineral expenditures for these two quarters were $1,553,593 and $1,923,323, respectively, which included the airborne geophysics, drilling, and prospecting programs conducted on the Baffin Island properties.

Since the adoption of the CICA accounting standard for stock-based compensation in the fourth quarter of fiscal 2003, the Company's general and administrative quarterly expense has increased and has been subject to large fluctuations. The granting and vesting of stock options is at the discretion of the Board of Directors and the resulting expense does not reflect the normal operations of the Company. The Company has included "adjusted general and administrative expense" without the stock-based compensation expense included which is more reflective of normal operations. Overall general and administrative expenses have increased over fiscal 2003, as 2004 saw the Company increase investor relations activity in promoting the Company's activities and overlap cost for the transition of the new President.

Future income taxes of $306,123 in the fourth quarter of 2004, reflects an $859,578 adjustment from the third quarter future income tax recovery of $553,455. The $859,578 expense adjustment is due to renunciation of flow-through expenditures reconciled to the Company's annual corporate tax return.



## Liquidity

At December 31, 2004, the Company had $2,308,188 in working capital, which is not sufficient to complete the Company's planned business objectives for 2005. To furnish the Company's 2005 business objectives, management will seek flow-through financing to fund the proposed exploration programs in Canada and may sell portions of its marketable securities to assist with working capital requirements. Management is cognizant of the dilution to shareholders caused by equity financing and sees the sale of its marketable securities as an alternative to equity financing to preserve shareholder value. During fiscal 2004, the Company raised $3,729,573 via equity financings as noted below:

- On August 6[th], 2004, the Company completed a non-brokered private placement of 1,920,000 flow-through common shares at $0.60 per share of which 1,620,000 flow-through common shares were issued on August 4[th], 2004 and 300,000 flow-through common shares were issued on August 6, 2004. Net proceeds after issuance costs were $1,091,880.

- On December 8[th], 2004, the Company completed a non-brokered private placement of 1,472,141 flow-through common shares at a price of $0.35 per share and 2,500,000 units at a price of $0.32 per. Each unit consists of one common share and one non-transferable share purchase warrant. Net proceeds after issuance costs were $1,250,389.

- The Company received $1,232,988 from the exercise of 2,426,888 warrants and $154,316 from the exercise of 684,831 stock options. For stock options exercises after December 31[st], 2004, see Subsequent Events.

The Company does not have operating cash flow and has relied on equity financings to meet its cash requirements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financings will be favourable.

## Capital Resources

Future sources of equity financing may be available through brokered and non-brokered private placements or sale of marketable securities during the normal course of business. The Company has not entered into any debt facility nor has any existing debt arrangements in place.

The Company has entered into option agreements whereby the Company is required to meet certain obligations during fiscal 2005 to keep the options in good standing:

- On the Big Hill property in Newfoundland, the Company must issue 60,000 common shares to Black Bart Prospecting Inc. and spend a minimum of $75,000 in exploration expenditures before July 31, 2005 and an additional $125,000 before July 31, 2006.

- On the Blue Hill and White Bear properties in Newfoundland, the Company must issue 21,000 common shares and spend a minimum of $75,000 in exploration expenditures before March 16, 2006.

- On the Couteau lake Property in Newfoundland, the Company must issue 20,000 common shares and spend $40,000 in exploration expenditures by Spring 2006.

- On Bravo Lake in Nunavut, the Company must spend a minimum of $71,000 in exploration expenditures before December 31, 2005.

- Due to the Company's level of exploration expenditures on the Qimmiq and Dewar Lake properties in 2004, the Company has satisfied the expenditure requirements required for 2005.

- The Company has satisfied the earn-in requirements and now has vested 100% interest in the Dewar Lake property.

## Off-Balance Sheet Arrangements

The Company has not entered into any Off-Balance Sheet Arrangements.

## Related Party Transactions

Included in marketable securities are 1,720,000 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a company related by a common director, Bernard Kahlert and 167,647 common shares of Fjordland Explorations Inc. a company related by a common director, Victor Tanaka.

Diamonds North was incorporated in British Columbia for the purpose of the Company's 2002 arrangement and split of assets of Major General Resources Ltd., predecessor of the Company. As part of the 2002 reorganization, the Company granted the President of Diamonds North, an option to purchase 70,000 shares of Diamonds North at a price of $0.30 per share for a two-year period, expiring on March 18, 2004. In first quarter, the President of Diamonds North exercised the entire option.

The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $18,980 owed by those companies for shared administrative expenses.

Given that the Company's directors and officers are engaged in a wide range of activities in the junior resource industry, the Company operates under the conflict of interests provisions found within the Business Corporations Act of BC. In addition, management has adopted language from these provisions and incorporated them into the Company's Code of Business Conduct and Ethics.

## Proposed Transactions

The Company has entered into two letter agreements which have been disclosed under Subsequent Events. Both agreements are subject to approval by the TSX Venture Exchange.

## Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that


changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its properties.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

## Changes in Accounting Polices

During the year, the Company adopted the CICA EIC 146 "Flow-Through Shares" which defines when a company should recognize the tax effect related to the renounced deductions and requires the recognition of previously unrecorded future income tax assets caused by the renouncement of expenditures relating to flow-through shares. The adoption of the EIC 146 resulted in recording $306,123 in future income tax liabilities during the year.

In June 2003, the CICA issued Accounting Guideline 15 "Consolidation of Variable Interest Entities" which requires the consolidation of Variable Interest Entities ("VIE") by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE expected losses, expected residual returns, or both. Accounting Guideline 15 is effective for fiscal years beginning on or after November 1, 2004. The effect of Accounting Guideline 15 on the 2005 financial statements cannot be reasonably determined at this time.

## Recent Changes in Accounting Standards

The CICA has issued Section 1530 "Comprehensive Income" which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners. This Section applies to fiscal years beginning on or after October 1, 2006 but early adoption is permitted at the beginning of a fiscal year after December 31, 2004. The Company has not elected the adoption of this Section for fiscal 2005.

The CICA has issued Section 3855 "Financial Instruments – Recognition and Measurement" which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount – sometimes using fair value; other times using cost-based measures. The Section also specifies how financial instrument gains and losses are to be presented. This Section applies to fiscal years beginning on or after October 1, 2006 but early adoption is permitted at the beginning of a fiscal year after December 31, 2004. The Company has not elected the adoption of this Section for fiscal 2005.

## Financial Instruments

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. No unrealized loss was charged to income during the year. The quoted market value of marketable securities at December 31, 2004 was $1,704,444 (2003 - $1,996,751).



## Other MD&A Requirements

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR at www.sedar.com.

From the statement of operation, a breakdown of "Investor Relations and Promotion" expense:

| | |
|---|---|
| Administration | $1,857 |
| Conferences and trade shows | 93,702 |
| Consulting, wages and benefits | 20,260 |
| Media | 37,926 |
| Promotion and advertising | 61,072 |
| | $214,817 |

As at the Report Date, the Company had 30,777,590 issued common shares outstanding and the following unexercised stock options and warrants.

-Stock Options

| Expiry Date | Exercise Price | Number of Shares |
|---|---|---|
| September 11, 2006 | $0.23 | 179,332 |
| December 19, 2007 | $0.17 | 50,000 |
| January 23, 2008 | $0.20 | 430,337 |
| August 20, 2008 | $0.26 | 221,666 |
| September 10, 2008 | $0.45 | 5,000 |
| December 18, 2008 | $0.50 | 75,000 |
| January 21, 2009 | $0.53 | 700,000 |
| February 19, 2009 | $0.64 | 50,000 |
| May 18, 2009 | $0.56 | 808,000 |
| September 6, 2009 | $0.40 | 100,000 |
| September 21, 2009 | $0.40 | 200,000 |
| January 24, 2010 | $0.34 | 50,000 |
| | | 2,869,335 |

-Warrants

| Expiry Date | Exercise Price | Number of Shares |
|---|---|---|
| October 27, 2005 | $0.70 | 35,000 |
| December 8, 2005/2006 | $0.45/$0.50 | 2,500,000 |
| | | 2,535,000 |



COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

For The Years Ended
December 31, 2004 and 2003



# MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Commander Resources Ltd. are the responsibility of the Company's management. The financial statements are prepared in accordance with accounting principles generally accepted in Canada, which have been reconciled to accounting principles generally accepted in the United States of America as set out in Note 14, and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control through an audit committee which is composed primarily of non-management directors. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements have been audited by Smythe Ratcliffe, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

*"Kenneth E. Leigh"*

_____

Kenneth E. Leigh
President and Chief Executive Officer
March 24, 2005



**SmytheRatcliffe.com**
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8
SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675
telephone: 604.687.1231

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

TO THE STOCKHOLDERS OF COMMANDER RESOURCES LTD.:

We have audited the balance sheet of Commander Resources Ltd. as at December 31, 2004 and the related statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with Canadian generally accepted accounting principles. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles in the United States of America and are discussed in Note 14 to the financial statements.

The financial statements as at December 31, 2003 and for the two years then ended were audited by another auditor who expressed an opinion without reservation on those statements in his report dated March 10, 2004.

*"Smythe Ratcliffe"*

Chartered Accountants
Vancouver, British Columbia
March 24, 2005

COMMENTS BY AUDITORS FOR US READERS

The accompanying financial statements have been prepared assuming the Company will continue as a going-concern. As discussed in Note 1 to the financial statements, the Company has incurred significant operating losses over the past three fiscal years and must raise significant capital to develop its business and to fund operation costs. These matters raise substantial doubt about the Company's ability to continue as a going-concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

*"Smythe Ratcliffe"*

Chartered Accountants
Vancouver, British Columbia
March 24, 2005

A Member of PKF International



Balance Sheets
December 31
(expressed in Canadian dollars)

|  | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 749,464 | $        - |
| Cash, exploration funds (Note 13) | 488,500 | 1,893,328 |
| Marketable securities (Note 3) | 893,353 | 928,353 |
| Accounts receivable | 41,001 | 171,766 |
| Due from related parties (Note 9 (a)) | 18,980 | 35,134 |
| Prepaid expenses | 39,889 | 21,280 |
| Field supplies (Note 4) | 173,152 | - |
| Bid deposits (Note 5) | - | 330,642 |
|  | 2,404,339 | 3,380,503 |
|  | | |
| Mineral properties (Note 6) | 8,708,501 | 5,063,785 |
| Property, plant and equipment (Note 7) | 70,323 | 27,421 |
|  | | |
|  | $ 11,183,163 | $ 8,471,709 |
|  | | |
| **LIABILITIES** | | |
| **Current liabilities** | | |
| Cheques issued in excess of funds on deposit | $        - | $ 67,750 |
| Accounts payable and accrued liabilities | 96,151 | 46,300 |
|  | 96,151 | 114,050 |
|  | | |
| Future income taxes (Note 13) | 859,577 | 553,455 |
|  | | |
|  | 955,728 | 667,505 |
|  | | |
| **SHAREHOLDERS' EQUITY** | | |
|  | | |
| Share capital (Note 8) | 23,502,262 | 19,630,960 |
| **Contributed surplus** | 9,449 | 9,449 |
| **Stock-based compensation (Note 8 (e))** | 746,157 | 149,431 |
| Deficit | (14,030,433) | (11,985,636) |
|  | | |
|  | 10,227,435 | 7,804,204 |
|  | | |
|  | $ 11,183,163 | $ 8,471,709 |

Nature of Operations and Going Concern (Note 1)     Commitment (Note 10)     Subsequent Events (Note 15)


Approved by the Directors:          *"Kenneth E. Leigh"*                    *"William J. Coulter"*
                                        Kenneth E. Leigh                      William J. Coulter


See Accompanying Notes to the Financial Statements



Statements of Operations and Deficit
For the Years Ended December 31

(expressed in Canadian dollars)

|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Revenue** | | | |
| Production interest | $ 19,250 | $ 377,965 | $ 202,785 |
| Mineral property transactions | 62,788 | - | 42,899 |
| | 82,038 | 377,965 | 245,684 |
| | | | |
| **General and administrative expenses** | | | |
| Audit and accounting | 78,785 | 64,864 | 57,623 |
| Amortization | 17,424 | 8,726 | 4,525 |
| Annual report and meeting | 8,188 | 9,409 | 34,636 |
| Consultants | 62,785 | 43,031 | - |
| Insurance | 23,813 | 11,700 | 10,992 |
| Investor relations and promotion | 214,817 | 92,498 | 115,475 |
| Legal | 21,501 | 15,201 | 34,489 |
| Office and miscellaneous | 84,021 | 45,828 | 43,231 |
| Regulatory and transfer agent fees | 62,979 | 25,613 | 34,628 |
| Rent and storage | 37,285 | 41,791 | 51,250 |
| Salaries and benefits | 363,463 | 209,495 | 244,838 |
| Stock based compensation | 678,105 | 163,919 | 1,676 |
| | 1,653,166 | 732,075 | 633,363 |
| | | | |
| **Loss before the undernoted** | (1,571,128) | (354,110) | (387,679) |
| | | | |
| Investment income | 24,385 | 31,133 | 496,702 |
| Property investigation | (8,341) | (24,252) | (13,616) |
| Write down of marketable securities | - | - | (23,145) |
| Write down of mineral properties | (169,590) | (2,524,856) | (456,298) |
| Gain (Loss) on sale of marketable securities | (14,000) | 14,297 | 8,088 |
| | | | |
| **Loss before taxes** | (1,738,674) | (2,857,788) | (375,948) |
| | | | |
| **Future income taxes** | (306,123) | 227,947 | 331,924 |
| | | | |
| **Loss for the year** | (2,044,797) | (2,629,841) | (44,024) |
| | | | |
| **Deficit, beginning of the year, as previously reported** | (11,985,636) | (9,349,070) | (9,305,046) |
| Adjustment for stock-based compensation (Note 8 (e )) | - | (6,725) | - |
| | | | |
| **Deficit, beginning of year, as restated** | (11,985,636) | (9,355,795) | (9,305,046) |
| | | | |
| **Deficit, end of year** | $ (14,030,433) | $ (11,985,636) | $ (9,349,070) |
| | | | |
| **Basic and diluted loss per share** | $ (0.08) | $ (0.15) | $ (0.01) |
| | | | |
| **Weighted average number of shares outstanding** | 25,314,313 | 18,004,378 | 16,860,039 |

See Accompanying Notes to the Financial Statements



Statements of Cash Flows
For the Years Ended December 31
(expressed in Canadian dollars)

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Cash provided from (used for):** | | | |
| **Operating activities** | | | |
| Loss for the year | $ (2,044,797) | $ (2,629,841) | $ (44,024) |
| Items not involving cash: | | | |
| Amortization | 17,424 | 8,726 | 4,525 |
| Investment income received in | | | |
| marketable securities | - | - | (445,000) |
| (Gain) Loss on sale of marketable securities | 14,000 | (14,297) | (8,088) |
| Stock-based compensation | 678,105 | 163,919 | 1,676 |
| Write down of marketable securities | - | - | 23,145 |
| Write down of mineral properties | 169,590 | 2,524,856 | 456,298 |
| Future income taxes | 306,123 | (227,947) | (331,924) |
| | (859,555) | (174,584) | (343,392) |
| Net change in non-cash working capital items: | | | |
| Accounts receivable | 119,256 | 84,212 | (110,447) |
| Due from related parties | 27,661 | 118,141 | (143,002) |
| Prepaid expenses | (18,609) | (16,302) | 2,172 |
| Field supplies | (173,152) | - | - |
| Bid deposits | 330,642 | (330,642) | - |
| Accounts payable and accrued liabilities | 62,902 | 597 | (32,310) |
| | (510,855) | (318,578) | (626,979) |
| **Investing activities** | | | |
| Cash, exploration funds | 1,404,828 | (1,893,328) | - |
| Proceeds from sale of marketable securities | 21,000 | 27,636 | 9,138 |
| Purchase of marketable securities | - | (102,000) | (78,000) |
| Note receivable | - | 13,920 | (313,920) |
| Mineral property acquisition and exploration costs | (3,753,956) | (865,781) | (331,672) |
| Accounts payable and accrued liabilities | | | |
| related to mineral properties | (13,051) | (257,999) | 232,276 |
| Purchase of equipment | (60,325) | (24,173) | (7,167) |
| | (2,401,504) | (3,101,725) | (489,345) |
| **Financing activities** | | | |
| Shares issued for cash, net of issue costs | 3,729,573 | 2,008,863 | 1,262,050 |
| **Increase (decrease) in cash and cash equivalents** | 817,214 | (1,411,440) | 145,726 |
| **Cash and cash equivalents, beginning of year** | (67,750) | 1,343,690 | 1,197,964 |
| **Cash and cash equivalents, end of year** | $ 749,464 | $ (67,750) | $ 1,343,690 |

Cash and cash equivalents is defined to include cash and cash equivalents less cheques issued in excess of funds on deposit.

Supplemental Cash Flow Information (Note 12)

See Accompanying Notes to the Financial Statements



1. **Nature of Operations and Going Concern**

   The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain ore resources, which are economically recoverable. The Company is considered to be in the exploration stage.

   The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

   > - the discovery of ore reserves,
   > - the ability of the Company to obtain financing to complete development, and
   > - future profitable production from the properties or proceeds from disposition.

   At December 31, 2004, the Company had incurred a deficit of $14,030,433 and had working capital of $2,308,188, which is not sufficient to achieve the Company's planned business objectives for fiscal 2005. The Company will require additional financing in 2005 to meet it's proposed 2005 exploration programs and property commitments.

   These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. **Significant Accounting Policies**

   (a) **Use of estimates**

   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   (b) **Financial instruments**

   The fair value of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximates their carrying amount due to the immediate or short-term to maturity of these financial instruments. It is not practical to determine the fair value of the amounts outstanding from related parties due to its related party nature and absence of a market for such instruments.

   The fair value of marketable securities is disclosed in Note 3.

   The Company is exposed to credit risk with respect to its cash. Cash and cash equivalents have been placed with a major Canadian financial institution.

   (c) **Cash and cash equivalents**

   The Company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.



## 2. Significant Accounting Policies (continued)

### (d) Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

### (e) Property, plant and equipment

Property, plant and equipment consisting of office furniture and computer equipment are recorded at cost less accumulated amortization. Amortization is recorded using the straight line method at annual rates of 20%. Leasehold improvements are amortized on a straight line basis over the six year term of the lease.

### (f) Asset Retirement Obligations

The Company has adopted the Canadian Institute of Chartered Accountants ("CICA"), Section 3110 "Asset Retirement Obligations". This statement establishes standards for accounting for the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operations of the assets.



## 2. Significant Accounting Policies (continued)

### (g) Impairment of Long-Lived Assets

The Company has adopted CICA Section 3063 "Impairment of Long-Lived Assets". This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

### (h) Stock-based compensation

Effective January 1, 2002, the Company adopted CICA Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense. Under this standard, stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method and are recorded as an expense over the period in which the related services are rendered.

During 2003, the CICA released amendments to Section 3870 which require an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options, commencing on January 1, 2004. The Company elected for the early adoption of the amendments during the fourth quarter of fiscal 2003. Prior to the adoption, no compensation expense was recognized when stock options were granted to directors and employees if the exercise price of the stock options granted were at market value. However, the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method, were disclosed as pro-forma information in the notes to the financial statements.

### (i) Income taxes

Income taxes are calculated using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

### (j) Loss per share

Loss per share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the potential exercise of options and warrants outstanding would have the effect of reducing the loss per share. Therefore, basic and diluted loss per share are the same.

### (k) Revenue recognition

Revenues from the production interest are recorded upon receipt or accrued when the amount receivable has been ascertained. Revenues from mineral property transactions are recorded when option payments, expense recoveries or proceeds from disposal received exceed the carrying value of a mineral property.

### (l) Certain comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.



*(expressed in Canadian Dollars)*

**3. Marketable Securities**

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income.

Marketable securities were written down by $Nil (2003 - $Nil, 2002 - $23,145). The quoted market value of marketable securities at December 31, 2004 is $1,704,444 (2003 - $1,996,751).

Included in marketable securities are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director. The shares have a carrying value of $3,353 (2003 - $3,353) and a market value of $36,044 (2003 - $45,265).

The Company holds 1,720,000 common shares of Diamonds North Resources Ltd. (2003 – 1,790,000), a company related by virtue of a common director and in which the Company has a 7% interest. The shares have a carrying value of $890,000 (2003 - $925,000) and a market value of $1,668,400 (2003 - $1,951,100).

**4. Field Supplies**

The Company has pre-purchased $173,152 (2003 - $Nil) of field supplies for the upcoming 2005 Baffin Island exploration program. The supplies consist of fuel, propane, and other supplies which are stored in a facility in the Hamlet of Clyde River, Nunavut.

**5. Bid Deposits**

In fiscal 2003, the Company filed two applications with the Mining Recorder's Office in Nunavut for prospecting permits and was required to provide a cash deposit of $330,642. The Company elected to withdraw the applications and received a refund of the deposit less the application fee during 2004.



*(expressed in Canadian Dollars)*

## 6. Mineral Properties

At December 31, 2004 and 2003, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties are as follows:

| | Sarah Lake | Green Bay | Adlatok 1 | Sally | Qimmiq | Dewar Lake | Bravo Lake | Other Properties | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2003 | $ 1,136,260 | $ 599,997 | $ 109,621 | $ 56,890 | $ 293,385 | $ 126,480 | $ 100,783 | $ 2,640,369 | $ 5,063,785 |
| Additions during the year: | | | | | | | | | |
| Acquisition costs: | - | - | - | - | 7,143 | - | - | 60,350 | 67,493 |
| Exploration costs: | | | | | | | | | |
| Administration | - | - | - | - | 19,381 | 1,263 | 1,796 | 150 | 22,590 |
| Drilling | - | 1,342 | - | - | 1,722,078 | - | - | 1,201 | 1,724,621 |
| Geochemistry | - | - | - | - | 94,500 | 1,130 | 26,064 | 1,135 | 122,829 |
| Geology | 4,666 | 1,511 | 8,294 | 3,792 | 102,703 | 4,411 | 68,210 | 65,632 | 259,219 |
| Geophysics -Airborne | - | - | - | - | 230,057 | - | 85,326 | 28,800 | 344,183 |
| Geophysics -Ground | 1,000 | - | - | - | 99,876 | - | 43,127 | 17,230 | 161,233 |
| Licences and fees | - | 2,256 | - | - | 49,396 | 32,689 | - | 31,843 | 116,184 |
| Mobilization/demob. | - | - | - | - | 316,941 | 11,846 | 23,618 | 429 | 352,834 |
| Permitting | - | - | - | - | 2,582 | - | - | - | 2,582 |
| Prospecting | - | - | - | - | 464,188 | 84,210 | 156,053 | 3,660 | 708,111 |
| | 5,666 | 5,109 | 8,294 | 3,792 | 3,101,702 | 135,549 | 404,194 | 150,080 | 3,814,386 |
| Less: | | | | | | | | | |
| Recoveries | - | - | - | (3,163) | (33,603) | (18,257) | - | (12,550) | (67,573) |
| Write down | - | (169,590) | - | - | - | - | - | - | (169,590) |
| | - | (169,590) | - | (3,163) | (33,603) | (18,257) | - | (12,550) | (237,163) |
| Net additions | 5,666 | (164,481) | 8,294 | 629 | 3,075,242 | 117,292 | 404,194 | 197,880 | 3,644,716 |
| Balance at December 31, 2004 | $ 1,141,926 | $ 435,516 | $ 117,915 | $ 57,519 | $ 3,368,627 | $ 243,772 | $ 504,977 | $ 2,838,249 | $ 8,708,501 |



NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
*(expressed in Canadian Dollars)*

**6. Mineral Properties** (continued)

| | Sarah Lake | Green Bay | Adlatok 1 | Sally | Qimmiq | Dewar Lake | Bravo Lake | Other Properties | Total |
|---|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2002 | $ 1,122,697 | $ 2,697,169 | $ 35,835 | $ 25,116 | $ - | $ - | $ - | $ 2,842,043 | $ 6,722,860 |
| Additions during the year: | | | | | | | | | |
| Acquisition costs: | - | - | - | - | - | - | - | 10,637 | 10,637 |
| Exploration costs: | | | | | | | | | |
| Administration | - | 1,020 | - | - | 5,486 | 1,860 | 2,139 | - | 10,505 |
| Drilling | - | 42 | - | - | - | - | - | 2,026 | 2,068 |
| Engineering | - | 5,250 | - | - | - | - | - | - | 5,250 |
| Geochemistry | - | 19,411 | - | - | 26,280 | 6,715 | 9,085 | 25,449 | 86,940 |
| Geology | 12,063 | 56,604 | 10,277 | 6,282 | 56,428 | 26,797 | 19,462 | 31,957 | 219,870 |
| Geophysics | 1,500 | 10,418 | 106,804 | 33,593 | 33,483 | 2,137 | 21,319 | 62,994 | 272,248 |
| Licences & fees | - | 12,401 | - | 3,163 | 47,712 | - | - | 26,233 | 89,509 |
| Line cutting | - | - | - | - | 3,181 | 175 | 1,002 | - | 4,358 |
| Permitting | - | - | - | - | - | - | - | 1,706 | 1,706 |
| Prospecting | - | - | - | - | 120,815 | 88,796 | 47,776 | - | 257,387 |
| Trenching | - | 1,800 | - | - | - | - | - | - | 1,800 |
| | 13,563 | 106,946 | 117,081 | 43,038 | 293,385 | 126,480 | 100,783 | 150,365 | 951,641 |
| Less: | | | | | | | | | |
| Recoveries | - | (17,166) | (43,295) | (11,264) | - | - | - | (24,772) | (96,497) |
| Write down | - | (2,186,952) | - | - | - | - | - | (337,904) | (2,524,856) |
| | - | (2,204,118) | (43,295) | (11,264) | - | - | - | (362,676) | (2,621,353) |
| Net additions | 13,563 | (2,097,172) | 73,786 | 31,774 | 293,385 | 126,480 | 100,783 | (201,674) | (1,659,075) |
| Balance at December 31, 2003 | $ 1,136,260 | $ 599,997 | $ 109,621 | $ 56,890 | $ 293,385 | $ 126,480 | $ 100,783 | $ 2,640,369 | $ 5,063,785 |

**(a) Sarah Lake Joint Venture, Labrador**

The Company owns a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998. An option was granted to Falconbridge Limited ("Falconbridge") in 2001, requiring Falconbridge to incur $4,000,000 in exploration expenditures by 2006 to earn a 50% joint venture interest. On April 15, 2004, Donner Minerals, the operator of the joint venture, informed the Company that Falconbridge had elected to terminate the option.

**(b) Green Bay, Newfoundland**

The Company holds a 100% interest in the Green Bay property. In the prior fiscal year, the Company sold four claim blocks within the Green Bay property (mineral exploration license 4870) to Richmont Mines Inc. ("Richmont") in consideration for a royalty of $25 for each ounce of gold produced. Richmont notified the Company that it would not be pursuing further exploration and at the election of the Company, Richmont will return the property.



*(expressed in Canadian Dollars)*

**6. Mineral Properties** (continued)

**(c) Adlatok 1, Labrador**

The Company has a 59.5% (2003 – 59.5%) interest in the Adlatok 1 property.

**(d) Sally, Labrador**

The Company has a 100% interest in the Sally property.

**(e) Qimmiq, Nunavut**

The Company has an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Company may earn 50% of BHP Billiton's exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study to BHP Billiton by December 31, 2014. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

**(f) Dewar Lake, Nunavut**

The Company earned a 100% interest in BHP Billiton's sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut by incurring $200,000 in expenditures on the property before December 31, 2005. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

**(g) Bravo Lake, Nunavut**

The Company has an option agreement with Falconbridge to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned (refer to Notes 6(e) and (f)). The Company may earn a 100% interest in Falconbridge's exploration rights and interest on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

If a nickel and/or base metal mineral discovery is made, Falconbridge can exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate 75% interest. If a diamond resource discovery is made, Falconbridge may exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 50% interest.

The option agreement is subject to the following royalties payable to Falconbridge:

- on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;
- on nickel production, a 2% net smelter return royalty;
- on diamonds, a 2% gross overriding royalty; and
- on base metal production, a 1.5% net smelter return royalty.



*(expressed in Canadian Dollars)*

**6. Mineral Properties** (continued)

**(h) Big Hill, Newfoundland**

In February 2004, the Company completed an option agreement with Black Bart Prospecting Inc. whereby the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland. Under the terms of the agreement, the Company paid $7,000 in cash, will issue up to 200,000 common shares over the next four years (60,000 shares have been issued) and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back provision.

**(i) Other Properties**

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at December 31, 2004 and 2003 are as follows:

| | **2004** | **2003** |
|---|---|---|
| British Columbia | | |
| Abe & Pal (1) | $ 56,064 | $ 22,564 |
| Tam | 60,132 | 60,021 |
| New Brunswick | | |
| Rio | 861,241 | 855,010 |
| Stewart | 417,502 | 425,283 |
| Nunavut | | |
| Talik | 59,195 | 21,989 |
| Newfoundland and Labrador | | |
| Big Hill | 103,797 | 35,988 |
| Sadie | 9,796 | 980 |
| Ontario | | |
| Dorothy | 55,619 | 25,732 |
| Matheson | 14,213 | 14,185 |
| McVean | 8,558 | 8,474 |
| Sabin | 83,999 | 79,826 |
| Quebec | | |
| Despinassy (2) | 105,292 | 103,709 |
| Yukon | | |
| Olympic, Rob | 1,002,484 | 986,279 |
| Rein | 357 | 329 |
| | $ 2,838,249 | $ 2,640,369 |



*(expressed in Canadian Dollars)*

**6. Mineral Properties** (continued)

(1) On October 12, 2004, the Company entered into a Purchase and Royalty Agreement to purchase John Robins' 50% interest in the ABE and PAL porphyry copper-gold mineral properties located within the Quesnel Trough of British Columbia, to own a 100% interest in the properties. In consideration, the Company issued 70,000 units consisting of one common share and one-half of one purchase warrant. Each full warrant entitles Robins to purchase one common share at a price of $0.70 per share, exercisable on or before October 27th, 2005. In addition, Robins retains a 1% NSR in the properties and will participate in certain cash/share considerations received from the future sale or option of the properties to a third party

(2) On April 26, 2004, the Company reported that Cameco Corporation ("Cameco"), the Company's Joint Venture Partner on the Despinassy, Quebec Project, entered into an Agreement with Alto Ventures Ltd. ("Alto Ventures") for Cameco's 70% interest in the Project. The Company waived it's right of first refusal under the Joint Venture in consideration for the following:

- 100,000 common shares of Alto Ventures at a deemed price of $0.10 per share;
- Alto Ventures shall carry the Company's 30% Joint Venture obligations to a maximum of $150,000; and
- the Company retains the right of first refusal under the Joint Venture should Alto Ventures withdraw the Agreement with Cameco.

**7. Property, Plant and Equipment**

| | Cost | Accumulated Amortization | 2004 Net Book Value |
|---|---|---|---|
| Furniture and fixtures | $ 55,636 | $ 47,756 | $ 7,880 |
| Computer equipment | 132,798 | 96,291 | 36,507 |
| Leasehold improvements | 28,293 | 2,357 | 25,936 |
| | $ 216,727 | $ 146,404 | $ 70,323 |

| | Cost | Accumulated Amortization | 2003 Net Book Value |
|---|---|---|---|
| Furniture and fixtures | $ 48,740 | $ 45,492 | $ 3,248 |
| Computer equipment | 107,661 | 83,488 | 24,173 |
| | $ 156,401 | $ 128,980 | $ 27,421 |



*(expressed in Canadian Dollars)*

**8. Share Capital**

**(a) Authorized:**

100,000,000 common shares without par value.

**(b) Issued and outstanding common shares:**

| | Number of Shares | Amount |
|---|---|---|
| Balance, December 31, 2002 | 17,328,831 | $ 17,608,657 |
| Issued for cash: | | |
| Private placement, net of issue costs | 3,585,400 | 1,848,964 |
| Exercise of warrants | 399,999 | 92,000 |
| Issued for cash and other consideration: | | |
| Exercise of options, for cash | 309,500 | 67,899 |
| Exercise of options, stock-based compensation | - | 13,440 |
| Balance, December 31, 2003 | 21,623,730 | $ 19,630,960 |
| Issued for cash: | | |
| Private placements, net of issue costs (Note 8(c)) | 5,892,141 | 2,342,269 |
| Exercise of warrants | 2,426,888 | 1,232,988 |
| Issued for cash and other consideration: | | |
| Exercise of options, for cash | 684,831 | 154,316 |
| Exercise of options, stock-based compensation | | 81,379 |
| For mineral property | 130,000 | 60,350 |
| Balance, December 31, 2004 | 30,757,590 | $ 23,502,262 |

**(c) Private Placements**

**(i)** On August 6, 2004, the Company completed a non-brokered private placement of 1,920,000 flow-through common shares at $0.60 per share of which 1,620,000 flow-through common shares were issued on August 4, 2004 and 300,000 flow-through common shares were issued on August 6, 2004. Finders' fees of $54,936 and other issue costs of $5,184 and other issue costs of $5,184 were paid in cash. The shares are subject to a four month hold period and may not be traded until December 5, 2004 and December 7, 2004, respectively.

**(ii)** On December 8, 2004, the Company completed a private placement of 1,472,141 flow-through common shares at a price of $0.35 per share and 2,500,000 units at a price of $0.32 per share. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant is exercisable into one common share for two years from the date of completion at a price of $0.45 per common share to December 8, 2005 and thereafter at $0.50 per common share to December 8, 2006. The securities are subject to a four month hold period and may not be traded until April 8, 2005. Finders' fees of $64,860 were paid in cash.

**(iii)** In November, 2003, the Company arranged for a non-brokered private placement for the issuance of 3,500,000 units at a price of $0.55 per unit with each unit consisting of one flow-through common share and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional non flow-through common share at a price of $0.70 per common share for a period of one year from the closing of the private placement. The units have a forced warrant conversion if the shares close at $0.90 or higher for 10 consecutive trading days.



*(expressed in Canadian Dollars)*

**8. Share Capital** (continued)

An initial closing of 1,865,000 units at $0.55 per unit, for gross proceeds of $1,025,750, was completed on December 3, 2003. Each unit consisted of one flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one common share at a price of $0.70 per common share to December 2, 2004. The securities issued on December 3, 2003 are subject to a hold period and may not be traded until April 3, 2004.

A second closing of 1,635,000 units at $0.55 per unit, for gross proceeds of $899,250, was completed on December 11, 2003. Each unit consisted of one flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one common share at a price of $0.70 per common share to December 10, 2004. The securities issued on December 11, 2003 are subject to a hold period and may not be traded until April 11, 2004.

As consideration for the private placement, the Company made cash payments totalling $71,225 and issued 7,000 common shares and 78,400 units as finders' fees. Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.70 per share to December 2, 2004 as to 23,800 shares and to December 10, 2004 as to 54,600 shares. The Company also issued Agent's options for the acquisition of up to 197,200 common shares exercisable at $0.70 per share for a one-year period (Note 8(h)). The Company also incurred additional share issue costs in the amount of $4,811.

**(d) Stock Options**

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant stock options for the purchase of up to 4,847,623 common shares. Vesting of stock options is made at the discretion of the board of directors at the time the options are granted. At December 31, 2004, the Company had stock options outstanding for the purchase of 2,839,335 common shares with an average remaining contractual life of 3.93 years, of which 2,364,335 stock options are exercisable at December 31, 2004.

| | Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at December 31, 2002 | 1,095,325 | $0.23 |
| Granted | 1,414,672 | $0.24 |
| Exercised | (309,500) | $0.22 |
| Expired | (523,665) | $0.23 |
| Outstanding at December 31, 2003 | 1,676,832 | $0.22 |
| Granted | 1,858,000 | $0.53 |
| Exercised | (684,831) | $0.23 |
| Expired | (10,666) | $0.23 |
| Outstanding at December 31, 2004 | 2,839,335 | $0.41 |



*(expressed in Canadian Dollars)*

**8. Share Capital** (continued)

The following summarizes information about stock options outstanding at December 31, 2004:

| Number of Shares | Exercise Price | Expiry Date |
|---|---|---|
| 179,332 | $0.23 | September 11, 2006 |
| 50,000 | $0.17 | December 19, 2007 |
| 430,337 | $0.20 | January 23, 2008 |
| 241,666 | $0.26 | August 20, 2008 |
| 5,000 | $0.45 | September 10, 2008 |
| 75,000 | $0.50 | December 18, 2008 |
| 700,000 | $0.53 | January 21, 2009 |
| 50,000 | $0.64 | February 19, 2009 |
| 808,000 | $0.56 | May 18, 2009 |
| 100,000 | $0.40 | September 6, 2009 |
| 200,000 | $0.40 | September 21, 2009 |
| 2,839,335 | | |

For stock options exercise after December 31, 2004, see Note 15, Subsequent Events.

**(e) Stock-Based Compensation**

In the fourth quarter of fiscal 2003, the Company adopted the CICA released amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments," which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Prior to the adoption, the Company disclosed the effects of accounting for stock-based compensation only to directors and employees as compensation expense, using the fair-value based method, as pro-forma information in the share capital note.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at December 31, 2004:

| | **2004** | **2003** |
|---|---|---|
| Risk-free interest rate | 2.64% | 3.06% |
| Expected dividend yield | - | - |
| Expected stock price volatility | 114.85% | 108.19% |
| Expected option life in years | 2.60 | 3.30 |

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted during the period.



*(expressed in Canadian Dollars)*

**8. Share Capital** (continued)

**(f) Warrants**

At December 31, 2004, the Company has outstanding warrants for the purchase of an aggregate 2,535,000 common shares as follows:

| Exercise Price | Expiry Date | Outstanding at December 31, 2003 | Issued | Exercised | Expired | Outstanding at December 31, 2004 |
|---|---|---|---|---|---|---|
| $0.505 | February 28, 2004 | 2,388,888 | - | 2,388,888 | - | - |
| $0.70 | December 2, 2004 | 1,865,000 | - | 38,000 | 1,827,000 | - |
| $0.70 | December 2, 2004 | 23,800 | - | - | 23,800 | - |
| $0.70 | December 10, 2004 | 1,635,000 | - | - | 1,635,000 | - |
| $0.70 | December 10, 2004 | 54,600 | - | - | 54,600 | - |
| $0.70 | October 27, 2005 | - | 35,000 | - | - | 35,000 |
| $0.45 /$0.50 | December 8, 2005 /2006 | - | 2,500,000 | - | - | 2,500,000 |
| $0.70 | December 8, 2005 | - | - | - | - | |
| | | 5,967,288 | 2,535,000 | 2,426,888 | 3,540,400 | 2,535,000 |

**(g) Agents' Options**

As at December 31, 2004 the Company had outstanding Agent's Options to purchase common shares as follows:

| Exercise Price | Expiry Date | Outstanding at December 31, 2003 | Issued | Exercised | Expired | Outstanding at December 31, 2004 |
|---|---|---|---|---|---|---|
| $0.70 | December 2, 2004 | - | 119,500 | - | 119,500 | - |
| $0.70 | December 10, 2004 | - | 77,700 | - | 77,700 | - |
| | | - | 197,200 | - | 197,200 | - |



NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
*(expressed in Canadian Dollars)*

### 9. Related Party Transactions

In addition to the marketable securities disclosed in Note 3 and the commitment disclosed in Note 10, the Company has the following related party transactions and balances:

**(a)** The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $18,980 (2003 - $35,134) owed by those companies for shared administrative expenses.

**(b)** The Company paid or accrued legal fees in the aggregate of $2,393 (2003 - $11,713) to two law firms which either an officer or director of the Company were partners. Included in accounts payable and accrued liabilities is $Nil (2003 - $3,408) owed to the firm.

**(c)** Included in accounts payable is $27,417 (2003 - $Nil) owed to Diamonds North Resources Ltd. , a company related by virtue of a common director, relating to a mineral claim bond for a property transferred to Diamonds North Resources Ltd as part of the Company's 2002 reorganization.

### 10. Commitment

The Company entered into an agreement for the lease of new office premises for a six year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Certain of the companies are related by virtue of common directors. The Company's proportionate share of minimum annual rental payments under this arrangement is approximately $68,600.

### 11. Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the year are derived from a production interest, which was earned in Canada.

### 12. Supplemental Cash Flow Information

|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| Significant non-cash operating, investing and financing activities: |  |  |  |
| Operating activities: |  |  |  |
| Investment income received in marketable securities | $ - | $ - | $ 445,000 |
| Investing activities: |  |  |  |
| Note receivable payment received in marketable securities | - | 170,000 | 130,000 |
| Shares issued for mineral property | 60,350 | - | - |
| Mineral properties sold pursuant to reorganization | - | - | 1,484,840 |
| Financing activities: |  |  |  |
| Fair value of options exercised | 81,379 | 13,440 | - |
| Other cash flow information: |  |  |  |
| Interest received | $ 24,295 | $ 25,015 | $ 52,779 |



*(expressed in Canadian Dollars)*

## 13. Income Taxes

As at December 31, 2004, the Company has non-capital losses of approximately $1,978,300, which may be applied against future income for Canadian income tax purposes. The potential income tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

| | |
|---|---|
| 2005 | $ 356,200 |
| 2006 | 345,700 |
| 2007 | - |
| 2008 | 376,700 |
| 2014 | 899,700 |
| | $1,978,300 |

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| | 35.62% | 37.62% | 39.62% |
| Income tax benefit computed at Canadian statutory rates | $ 619,316 | $ 1,075,100 | $ 148,951 |
| Temporary differences not recognized in year | (293,835) | (1,154,271) | (196,014) |
| Tax losses not recognized | (679,867) | 276,042 | 179,081 |
| Changes in tax rates | 48,263 | 31,076 | 199,906 |
| Future income tax benefit (expense) | ($ 306,123) | $ 227,947 | $ 331,924 |

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Future income tax assets (liabilities) | | | |
| Non-capital losses carried forward | $ 704,696 | $ 485,549 | $ 600,871 |
| Capital losses carried forward | 23,439 | 20,946 | 23,535 |
| Temporary differences on mineral properties | (1,670,868) | (1,136,898) | (1,485,925) |
| Temporary differences on other assets | 83,156 | 76,948 | 80,117 |
| Future income tax liabilities, net | ($ 859,577) | ($ 553,455) | ($ 781,402) |

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exp loration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at December 31, 2004 and which are held in trust for such expenditures. As at December 31, 2004 the amount of flow-through proceeds remaining to be expended is $488,500 (2003 - $1,893,328).



*(expressed in Canadian Dollars)*

## 14. Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP)

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission. The differences between Canadian and U.S. GAAP are summarized as follows:

**(a) Mineral Properties**

Under Canadian GAAP acquisition costs and exploration expenditures are deferred as explained in note 2(d).

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company's hedging and marketing plans.

**(b) Available-for-sale Securities**

Under U.S. GAAP, marketable securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded in Comprehensive Income. Securities that experience a decline in fair value that is other than temporary are written down. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

**(c) Flow-through shares**

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

Canadian GAAP treatment of flow-through shares changed during 2004. Before March 2004, the funds received through the issuance of flow-through shares were recorded as share capital. Once the qualifying expenditures were made, the carrying values of both the unproven mineral property and the share capital were reduced by the amount of the tax benefit renounced, calculated at the Company's effective tax rate. As the Company's effective tax rate was 0% for 2004, 2003 and 2002, and because the Company did not issue any flow-through shares before March, 2004, no adjustment of this nature was required.

In March, 2004, the Canadian Institute of Chartered Accountants ("CICA") released EIC – 146 "Flow-Through Shares", which requires the future income tax liability resulting from the timing differences on exploration expenditures renounced to investors and the resulting draw down of such future income tax liability be recorded as a credit to income upon renunciation of the exploration expenditures by the Company. EIC – 146 is effective for all flow-through share transactions initiated after March 19, 2004.



*(expressed in Canadian Dollars)*

**14. Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP)** (continued)

Canadian GAAP does not require a separate allocation of the amount of funds received by the Company attributable to the flow-through feature at the time of issue. However, the Company has elected not to classify the unspent portion of funds received as cash and cash equivalents. The Company has disclosed the amount as a separate line item on the balance sheet and on the statement of cash flows, as cash exploration funds. Adequate disclosure of the commitment to incur qualifying expenditures and renounce the related tax deductions is required under Canadian GAAP.

U.S. GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet. At the time the expenditures are renounced, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet recorded. Also notwithstanding whether there is a specific requirement to segregate the funds, the flow-through share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash or cash equivalents under United States GAAP.

**(d) Impact of recent United States Accounting Pronouncements**

**(i)** In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

**(ii)** On April 30, 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of Statement 149 did not have any effect on its consolidated financial position, results of operations or cash flows.

**(iii)** In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or asset in some circumstances). These requirements of SFAS No. 150 apply to issuers’ classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. SFAS No. 150 does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. The adoption of Statement 150 did not have any effect on its consolidated financial position, results of operations or cash flows.

**(iv)** FAS 153, Exchanges of non monetary Assets. The provisions of this Statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. There is no impact on the Company’s financial statements.



*(expressed in Canadian Dollars)*

**14. Differences between Canadi an and United States Generally Accepted Accounting Principles (GAAP)** (continued)

**(d) Impact of recent United States Accounting Pronouncements** (continued)

**(v)** FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company's financial statements.

**(vi)** In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the Fair Value Method. This pronouncement will have no impact on the Company, as the Company accounts for all options and warrants using the Fair Value Method, under Canadian GAAP.

**(e) Reconciliation**

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit and cash flows is summarized as follows:

**Balance Sheets**

Increase (decrease) in accounts to comply with U.S. GAAP:

| | 2004 | 2003 |
|---|---|---|
| Total assets under Canadian GAAP | $ 11,183,163 | $ 8,471,709 |
| Adjustment to reconcile to U.S. GAAP | | |
| Write-off of capitalized mineral property costs | (8,708,501) | (5,063,785) |
| Unrealized gain on available-for-sale securities | 811,091 | 1,068,398 |
| Total assets under U.S. GAAP | $ 3,285,753 | $ 4,476,322 |
| Shareholders' equity under Canadian GAAP | $ 10,227,435 | $ 7,804,204 |
| Adjustments to reconcile to U.S. GAAP | | |
| Non-employee stock based compensation expense - prior years | (467,666) | (467,666) |
| Unrealized gain on marketable securities | 811,091 | 1,068,398 |
| Write off of mineral property costs | (8,708,501) | (5,063,785) |
| Total shareholder's equity under U.S. GAAP | $ 1,862,359 | $ 3,341,151 |



*(expressed in Canadian Dollars)*

**14. Differences between Canadian and United States Generally Accepted Accounting Principles (GAAP)** (continued)

**(e) Reconciliation** (continued)

**Statements of Operations and Deficit**

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Loss for the year, under Canadian GAAP | $(2,044,797) | $ (2,629,841) | $ (44,024) |
| Adjustments to reconcile to U.S. GAAP | | | |
| Option payments and recoveries received in the year | 67,573 | 96,497 | 116,766 |
| Mineral property costs incurred in the year | (3,881,879) | (962,278) | (448,438) |
| Reversal of write-off of mineral properties | 169,590 | 2,524,856 | 456,298 |
| Income (loss) under U.S. GAAP | (5,689,513) | (970,766) | 80,602 |
| Change in unrealized gain on available-for-sale securities | (257,307) | 575,208 | 477,191 |
| Comprehensive Income (loss) under U.S. GAAP | $ (5,946,820) | $ (395,558) | $ 557,793 |
| Basic and diluted earnings (loss) per share under U.S. GAAP | ($ 0.22) | ($ 0.05) | $ 0.01 |
| Weighted average number of shares outstanding | 25,314,313 | 18,004,378 | 16,860,039 |

**Statements of Cash Flows**

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Cash used for operating activities under Canadian GAAP | $ (510,855) | $ (2,211,906) | $ (626,979) |
| Adjustments to reconcile to U.S. GAAP | | | |
| Option payments and recoveries received in the year | 67,573 | 96,497 | 116,766 |
| Mineral property costs incurred in the year | (3,821,529) | (962,278) | (448,438) |
| Cash used for operating activities under U.S. GAAP | $ (4,264,811) | $ (3,077,687) | $ (958,651) |
| Cash used for investing activities under Canadian GAAP | $ (2,401,504) | $ (1,208,397) | $ (489,345) |
| Adjustments to reconcile to U.S. GAAP | | | |
| Mineral property costs, net of recoveries, incurred in year | 3,753,956 | 865,781 | 331,672 |
| Cash used for investing activities under U.S. GAAP | $ 1,352,452 | $ (342,616) | $ (157,673) |
| Cash provided by financing activities for Canadian GAAP | $ 3,729,573 | $ 2,008,863 | $ 1,262,050 |
| Cheques issued in excess of funds on deposit | | 67,750 | - |
| Cash provided by financing activities for US GAAP | $ 3,729,573 | $ 2,076,613 | $ 1,262,050 |

Under U.S. GAAP, cheques issued in excess of funds on deposit is considered a financing activity.



*(expressed in Canadian Dollars)*

## 15. Subsequent Events

**(a)** On January 21, 2005, the Company reported the acquisition of 265 claim units covering porphyry style copper-gold and copper-molybdenum targets in north-central British Columbia. The target areas were developed from the Company's extensive database of exploration work completed by Union Miniere Exploration (UMEX) in the 1970's and purchased by Commander Resource's predecessor company, Major General Resources Ltd. The claims were acquired through British Columbia's new on-line staking system launched on January 12, 2005.

**(b)** On February 22, 2005, the Company entered into an agreement with a private consortium based in Newfoundland to acquire a 100% interest in the Blue Hills and White Bear Uranium properties located in southwestern Newfoundland. The properties consist of 124 claims at Blue Hills and 114 claims at White Bear. Commander may earn a 100% interest over a four year term by making total cash payments of $82,200, issuing 201,000 shares of Commander and completing $1,000,000 in exploration. Of these payments, $7,500 in cash and 21,000 shares of Commander are due on signing of the agreement. The first year expenditure commitment is $75,000. The Company will also issue a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined in National Instrument 43-101) of at least $500 million is defined by the Company. The warrant will expire on the earlier of the date the Company exercises the option and March 24, 2009. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of 1% of the royalty for $1 million. The agreement is subject to approval by the TSX Venture Exchange.

**(c)** On January 25, 2005, the Company granted stock options to an employee for the acquisition of up to 50,000 common shares at $0.34 per share to January 24, 2010.

**(d)** Subsequent to December 31, 2004, the Company issued 20,000 common shares for proceeds of $5,200 pursuant to the exercise of stock options.



**DIVERSIFIED CANADIAN EXPLORATION COMPANY**

CMD

DEVELOPING NEW GOLD DISTRICT
Baffin Island
High-Grade Gold

QIMMIQ    DEWAR LAKE

Nunavut- Au
*Pelly*

Cu/Au + Uranium
*Olympic*

BAFFIN ISLAND

BRAVO LAKE

TALIK

DIAMOND EXPOSURE
Equity Position in Diamonds North Resources and a 1% royalty on some propeties

YUKON

Labrador- Ni
*South Voisey Bay*

Voisey's Bay Cu-Ni Deposit

Newfoundland- Au
*Big Hill*

LABRADOR

British Columbia
Cu/Au+Mo
*Abe-Pal*

Kemess Cu-Au Mine

BRITISH COLUMBIA

NEWFOUNDLAND

"PROPERTY-RICH"
Reduce Risk & Maximize Value through Partnerships

QUEBEC

VANCOUVER

ONTARIO

NEW BRUNSWICK

Au
Zn/Cu

TORONTO

Quebec- Au
*Despinassy*

New Brunswick
Zn+Cu
*Stewart*

Newfoundland
Uranium
*White Bear River/ Blue Hills*

# CORPORATE INFORMATION

**HEAD OFFICE**

Commander Resources Ltd.
Suite 510 – 510 Burrard Street
Vancouver, British Columbia
Canada  V6C 3A8

**TEL:** (604) 685-5254
**TOLL FREE**:  1-800-667-7866
**Email:** info@commanderresources.com

**OFFICERS & DIRECTORS**

Kenneth E. Leigh, M.Sc.
*President, Chief Executive Officer*
*and Director*

William J. Coulter, B.A.Sc.
*Chairman and Director*

Bernard H. Kahlert, P.Eng.
*Vice President, Exploration and Director*

Albert F. Reeve, P.Eng.
*Director*

Victor A. Tanaka, P.Geo.
*Director*

Brian Abraham, LLB., P.Geo
*Director*

Michael Lee
*Chief Financial Officer*

Janice Davies
*Corporate Secretary*

Maynard E. Brown, LLB.
*Assistant Corporate Secretary*

**LISTINGS**

TSX Venture Exchange:  CMD
U.S. 12g Exemption: #82-2996

**CAPITALIZATION**
(as at December 31, 2004)

Shares Authorized: 100,000,000
Shares Issued:  30,757,590

**REGISTRAR & TRUST AGENT**

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

**AUDITOR**

Smyth Ratcliffe
Chartered Accountants
7[th] Floor, Marine Building
355 Burrard Street
Vancouver, British Columbia
V6C 2G8

**LEGAL COUNSEL**

Tupper Johnson & Yeadon
Suite 1710 – 1177 West Hastings Street
Vancouver, British Columbia
V6N 1Y3



## Certificate of Annual Filings
## during Transition Period

I, Kenneth E. Leigh, President and Chief Executive Officer of Commander Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Commander Resources Ltd. (the "Issuer") for the annual period ending on December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date:     April 11, 2005

By:     <u>"Kenneth E. Leigh"</u>
         **Kenneth E. Leigh**
         President and Chief Executive Officer

**Certificate of Annual Filings**
**during Transition Period**

I, Michael Lee, Chief Financial Officer of Commander Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Commander Resources Ltd. (the "Issuer") for the annual period ending on December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

Date:    April 11, 2005

By:    "Michael Lee"
        **Michael Lee**
        Chief Financial Officer

**Signatures**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**<u>Commander Resources Ltd.</u>**
(Registrant)

Date: June 10, 2005

/s/  Kenneth E. Leigh

By:_____
        Kenneth E. Leigh, President